CHEMUNG FINANCIAL CORPORATION 2008 ANNUAL REPORT


09010799

Another good year for Chemung Financial!


Net Income
Years Ended
2006
2007
2008


Earnings Per Share
Years Ended
2006
2007
2008


Return on Average Equity
Years Ended
2006
2007
2008


Dividends Paid
Years Ended
2006
2007
2008



Chemung Canal Trust Company

Building relationships since 1833

FINANCIAL HIGHLIGHTS

(in thousands, except per share data)

OPERATING RESULTS-YEAR ENDED DECEMBER 31	2008	2007	% Change
Net interest income	$ 30,668	$ 25,936	18.24%
Provision for loan losses	1,450	1,255	15.54%
Non-interest income:			
Securities gains, net	589	10	5790.00%
Trust Preferred impairment writedown	-803	–	N/A
Trust & Investment Services Income	6,834	6,345	
Other operating income	10,518	10,274	2.37%
Other operating expense	33,968	30,520	11.30%
Net income	8,354	7,259	15.08%
AT YEAR END:			
Assets	$ 838,318	$ 788,874	6.27%
Loans, net of deferred fees and costs, and unearned income	565,185	539,522	4.76%
Allowance for loan losses	9,106	8,453	7.73%
Deposits	656,909	572,600	14.72%
Shareholders' equity	83,007	88,115	-5.80%
Employees (full time equivalent)	309	280	10.36%
SHARE AND PER SHARE DATA:			
Net income	2.32	2.02	14.85%
Book value, at year end	23.14	24.49	-5.51%
Tangible book value, at year end	18.96	22.50	-15.73%
Dividends declared	1.00	0.97	3.09%
Shares outstanding (average)	3,594	3,595	-0.03%
RATIOS:			
Allowance to total loans	1.61%	1.57%	
Return on average assets	1.00%	0.95%	
Return on average Tier I Equity	11.45%	9.53%	
TRUST ASSETS UNDER ADMINISTRATION			
(Market Value)			
as Fiduciary	$1,131,802	$1,319,785	-14.24%
as Custodian	446,569	579,458	-22.93%
	$1,578,371	$1,899,243	-16.89%

MARKET PRICES OF CHEMUNG FINANCIAL CORPORATION STOCK DURING PAST THREE YEARS (DOLLARS)	2008	2007	2006
1st Quarter	24.35 – 28.25	30.00 – 33.00	29.50 – 30.90
2nd Quarter	25.50 – 28.25	29.05 – 32.10	29.05 – 31.75
3rd Quarter	22.15 – 26.30	27.55 – 31.00	29.40 – 32.00
4th Quarter	19.55 – 25.10	25.49 – 30.00	31.00 – 33.75

DIVIDENDS PAID PER COMMON SHARE BY CHEMUNG FINANCIAL CORPORATION DURING PAST THREE YEARS	2008	2007	2006
January 2	0.25	0.24	0.24
April 1	0.25	0.24	0.24
July 1	0.25	0.24	0.24
October 1	0.25	0.24	0.24
	1.00	0.96	0.96

As of December 31, 2008 there were 564 registered holders of record of the Corporation's stock. Chemung Financial Corporation common stock is inactively traded in the over-the-counter market.

The quarterly market price ranges for the Corporation's stock for the past three (3) years are based upon actual transactions as reported by brokerage firms which maintain a market or conduct trades in the Corporation's stock and other transactions known by the Corporation's management.


TRUST CO.
SUCCESSOR TO

Ronald M. Bentley David J. Dalrymple

2008 was an extraordinary year for your Company, the financial services industry and our nation. An unprecedented financial and credit crisis coupled with a deepening recession and turmoil in the equity markets made this one of the most challenging years in our 175 year history. I am pleased to report that we emerged from these events in a strong condition and well prepared for the challenges ahead.

Financial Results

For Chemung Financial Corporation, 2008 was another outstanding year. Net income for the year was $8.354 million, representing a $1.1 million or 15.1% increase over 2007. Earnings per share of $2.32 were 14.9% greater than last year. Our return on average assets for 2008 was 1.00% and the return on average equity was 9.36%, up from 2007 results of 0.95% and 8.58%, respectively. In 2008, $3.515 million in dividends were declared continuing over 100 years of uninterrupted dividend payments. These results were negatively impacted by an $803 thousand "other than temporarily impaired" (OTTI) write-down of a trust preferred security pool carried in our investment portfolio. This write-down was required by current mark-to-market accounting rules despite the fact that we continue to receive all contractual payments on the security. Excluding this write-down, our net income would have been $8.8 million — a record year. Fair value accounting rules are a hotly contested issue and the banking industry has fought vigorously for change since the application of these rules may understate the capital adequacy and strength of banking institutions. More about our financial results later.

A Crisis of Historic Proportions

Trouble in the housing sector precipitated an unprecedented financial and credit crisis. The nation's housing bubble finally burst. Foreclosures and bankruptcies soared. Many banks suffered devastating losses on securities comprised of subprime and exotic mortgages, the toxic fuel driving new home construction and inflating real estate values. Some venerable blue-chip companies vanished overnight. Our government felt compelled to intervene with a $700 billion bailout package. Our bedrock system of free-market capitalism was shaken to its foundation. The Dow Jones Industrial Average saw its worst decline since 1931, over 33%, and the last ten (10) years of investing has been dubbed the "Lost Decade." Yields on U.S. treasury securities fell to all-time lows and the spread between treasuries and comparable maturity corporate bonds climbed to all-time highs. Clearly, there is a flight to quality and safety. Our country is in the midst of an economic downturn which may prove to be one of the longest and most severe our nation has endured. While our local economy has been largely spared to this point, signs of weakness are now present.

We Are Not Immune

This crisis has many ramifications. Despite our stellar financial results, our stock price fell with other financial stocks. Too often, we are painted with the same brush. We continue to feel strongly that our stock is undervalued by most historic measures.

As a result of this crisis, we will likely see more regulation. We already suffer from a costly and heavy regulatory burden which reduces returns to shareholders and inhibits our ability to invest in our communities. With the increased number of bank failures, our FDIC insurance premiums will skyrocket. As a well-capitalized institution, this has been a modest, if any, expense for some time. In 2009, this is estimated to be nearly $1 million, hardly an insignificant sum. The disruption in the financial and credit markets also played a role in the write-down of a trust preferred security pool as the market for these securities essentially dried-up.

We should make two other comments as it relates to this crisis. First, as we have stated many times, we have not, and will not, offer subprime or exotic mortgages, and we do not hold any securities that are comprised of subprime or Alt-A mortgage loans. We continue to strive to do what is right for our clients and have always felt strongly that it is irresponsible to lend money to those who do not have the capacity to repay the debt. Second, after careful consideration, we chose not to participate in the U.S. Treasury's Capital Purchase Program as we believe (1) it not to be in the best interests of our shareholders and (2) we have adequate capital to meet our short and long-range strategic plans.

This crisis demonstrated that many banks lost their way and forgot their mission and roots. We are proud that we have remained steadfast to our community banking mission and sound and ethical business principles for 175 years.

The decline in the equity markets will hurt us in several ways. First, our trust and investment clients saw the value of their accounts fall. We recognize that our success depends on our clients' success and we are grateful for their patience — they understand they are investing for the long-term and resisted the temptation to sell in a panic. Second, our trust and investment revenues are directly tied to the market value of assets under management or administration so the market decline also means lower earnings for the bank. Third, we maintain a defined benefit pension plan for our employees and, due to the lower asset value of plan assets, our plan expense will increase. Lastly, our clients and employees saw the value of their 401K and other retirement plans drop — the economic and psychological benefits of wealth creation and feeling financially secure about the future are immeasurable. Finally, if past is prologue, the economic downturn which is now upon us will impact our banking business from credit quality to deposit gathering to business and consumer loan growth.

Growth and Acquisitions

It was a busy year on the acquisition front. In March of last year, we completed the acquisition and conversion of three branches of M&T Bank; two in Broome County and one in Tioga County. In total, we acquired nearly $65 million in deposits and $13 million in loans. This acquisition expanded our distribution network into a contiguous market that lacks a hometown community bank. We have been very well received in these markets and we are optimistic about our future success. While these counties are not growing, they are nonetheless sizeable markets and we're getting our share of the business. We also acquired important expertise in mergers and acquisitions.

In May of last year, we purchased Cascio Financial Strategies, a long-time Elmira firm providing financial planning, investment and tax preparation services to over 700 clients. It has been our goal to be a full service financial services company and this acquisition greatly enhances our ability to meet these financial needs.

This past December, we announced an agreement to acquire the Bank of Canton, an $80 million community bank headquartered in Canton, PA with branch offices in Troy and Towanda, PA. We are excited about expanding our footprint into northern Pennsylvania and continue the long tradition of community bank service provided by the Bank of Canton. As of this writing, we expect to complete the acquisition and conversion of the bank by May 31st. We look forward to welcoming the clients and employees of the Bank of Canton to the Chemung Canal family.

These acquisitions are all examples of employing our excess capital to maximize shareholder value.

Other Accomplishments

Throughout the year, we celebrated our 175th anniversary. Many activities and events were held to commemorate this historic occasion. Our year-long celebration culminated with a commemorative luncheon held at our Elmira headquarters campus at which over 300 clients and friends joined in the celebration. We're proud of our heritage and hope that our longevity and rich history is a source of pride for you as it is for us.

CanalCare, our service promise to both internal and external customers, is taking root at Chemung Canal Trust Company. Great client service is at the core of everything we do and it is what distinguishes us in this crowded field of banking. We are not afraid to ask our clients to rate us and we're pleased to report that we received high marks in the latest survey. In 2008, 96.5% of our clients rated their overall experience with Chemung Canal as "very satisfactory" or "satisfactory", placing us in the top 20% of banks participating in this survey. Good marks but not great. We are not resting on our laurels — we want to be best in class.

We continue to reconfigure our branch network to better serve our clients and to position the bank for future success. In January, we relocated our Community Corners office in Ithaca which comes in recognition of our success in this market. We continue to be encouraged by the warm reception we have received in Tompkins County and this new office greatly improves our visibility, accessibility and banking services. In February, we moved into new space at the Oakdale Mall in Johnson City giving our clients a more contemporary and functional facility. Continuing our banking offices upgrade program, we completed the remodeling of our Corning, Watkins Glen and Big Flats offices.

To comply with new federal regulations and to counter the growing threat of identity theft, we developed and implemented an Identity Theft Prevention Program. In October, we sold our merchant credit card processing business and positioned our company to receive ongoing revenue. This transition to a new service provider will be seamless for our clients.

We completed a long-range strategic growth plan and identified high-growth markets for future expansion. It is no secret we operate in markets that are stagnant or declining and, to grow our company, we need to expand our geographic operations. We will move in a very deliberate and disciplined fashion carefully managing resources and risk.

More about our Financial Results

We are pleased with our financial results for 2008 and many factors contributed to this improvement:

- fueled by loan growth and margin improvement, net interest income was up nearly $5 million or 18%;
- with the reduction in short term interest rates and the steepening of the yield curve, our cost of interest bearing liabilities declined 86 basis points while the average yield on earning assets only declined 28 basis points, improving our net interest margin from 3.71% to 4.05%;
- non-interest income, excluding the previously noted OTTI write-down, grew by $1.3 million or 8% with impressive gains in service charges and check card interchange fees;
- Trust & Investment Center fee income was higher by $489 thousand primarily as a result of the acquisition of the trust relationships from Partners Trust in May of 2007;
- the sale of our credit card merchant processing business and a securities gain from the VISA initial public offering contributed nearly $1 million; and
- a more positively sloped yield curve afforded an opportunity to leverage the balance sheet which we accomplished with a $50 million leveraging transaction.

On average, loans increased $42 million or 8% and deposits grew $57 million or 10%. We experienced growth in most of our loan portfolios with the exception of residential mortgages due to softening demand and the sale of some newly originated mortgages into the secondary market. Deposits grew in all areas as a result of continued organic growth and the aforementioned branch acquisition.

Reflecting current economic conditions, commercial and consumer loan delinquencies rose and nonperforming loans increased to .80% of total loans. Nonetheless, credit quality remains strong and the loan loss reserve stands at 1.61% of total loans, a healthy ratio and higher than most of our peers.

Assets at year end totaled $838 million and total shareholders' equity was $83 million. Your Company remains well-capitalized by all regulatory standards. The market value of trust assets under management or administration at year end was $1.6 billion, down from $1.9 billion reflecting the steep decline in the equity markets.

The Years Ahead

We look to the future with optimism and caution. Community banks are the bright spot in all this turmoil and are the lifeblood of the cities and towns across America. We also take comfort in the knowledge that we have weathered many storms in our 175 years. We expect 2009 to be very challenging for most banking companies. An economic recession, higher expenses and margin pressure will drive earnings lower. We are well prepared for these challenges. We remain a well-capitalized, strong and healthy independent community bank. We have a committed and talented staff and a highly-dedicated and capable Board of Directors to provide guidance and leadership. We also recognize that 175 years of continuous operation does not provide any guarantee for our future or convey any privilege or right — we must remain relevant, competitive and earn our clients loyalty and trust each and every day. We are grateful for the continued support of our clients, employees, shareholders and the communities we serve.



David J. Dalrymple
Chairman of the Board



Ronald M. Bentley
President & CEO

C e l e b r a t i n g



Historical Society Exhibit



175th Anniversary Celel


John G. McDowell
(1833 – 1839)


Frederick W. Swan
(1925 – 1950)
William E. Clark
(1966 – 1976)

"Business After Business"



During 2008 we celebrated our 175th anniversary with a calendar of events that was full and diverse. Some of these included: a community picnic and pops concert; a five-month exhibit on the rich and diverse history of our bank created by the Chemung County Historical Society and housed at the Chemung Valley History Museum — our first headquarters building on East Water Street; a commemorative luncheon for friends, clients and area business and political leaders; community lectures on the history of the bank and the history of our namesake — the Chemung Canal, the Waterway; and a community festival on our main office campus.

We concluded our celebrations on October 22 — 175 years to the day the bank began, with a birthday party and customer appreciation day in all of our offices and a Chemung County Chamber of Commerce reception in our main office location.

2008 was filled with fun and excitement, because of these anniversary celebrations, but through it all we remained cognizant of the reason for these events — to celebrate our history and to pay tribute to those whose support has helped sustain our organization for nearly two centuries: our employees, our customers and our shareholders.

1 7 5   Y e a r s !





ration Luncheon

A Community Festival


Chemung Canal
Trust Company






CCTC2me





Fourth of July Celebration at Eldridge Park




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Chemung Canal
Trust Company

CCTC ADDS BRANCHES IN BROOME & TIOGA COUNTIES.

On Monday, March 17, 2008 Chemung Canal Trust Company opened new branch offices at the Oakdale Mall in Johnson City, 100 Rano Blvd. in Vestal and at 1054 Route 17C in Owego. The three offices were acquired from M&T Bank and were formerly full service branches of Partners Trust Bank.

As part of the acquisition, CCTC reported the addition of approximately 8,000 accounts representing nearly $65 million of deposits and $13 million in loans. Additionally, the 23 staff members at those branches became employees of Chemung Canal Trust Company.

"We are excited about this opportunity to increase our presence in Broome County and expand our operation in Tioga County," said Ronald M. Bentley, President and Chief Executive Officer of Chemung Canal Trust Company. "We have been pleased with the positive response we have received from those customers converting to Chemung Canal and we believe there are many more consumers currently in search of a financial institution like ours. Just as important, we are happy to welcome the staff from those offices and pleased that our new customers have the opportunity to work with the same friendly, helpful and knowledgeable staff of professional bankers that they have been accustomed to working with."

CFS GROUP, INC. ACQUIRES CASCIO FINANCIAL STRATEGIES.

In June CFS Group, Inc., one of the wholly owned subsidiaries of Chemung Financial Corporation, completed the acquisition of Cascio Financial Strategies and appointed Joseph M. Cascio, Sr. Vice President and General Manager of CFS Group Inc.

Cascio Financial Strategies, founded in November 1985 by Joseph and Lynn Cascio, provided financial planning, investment and tax preparation services to more than 700 clients in 28 states. CFS Group, Inc. was founded in 2001 as a financial services subsidiary of Chemung Financial Corporation and offers non-traditional services including mutual funds, annuities, brokerage services and insurance.

Joe Cascio is a native of Elmira with 33 years of investment sales and management experience.

"This has been a win-win situation for Joe's clients and the clients of CFS Group," said Ronald M. Bentley, President & CEO of Chemung Financial and Chemung Canal Trust Company. "In addition to the growth in client accounts, under Joe's leadership we've seen an expansion of our menu of products and services and an even greater opportunity to work with our clients to help them achieve their financial goals."

CFS Group, Inc. employs four and is headquartered in Chemung Canal Trust Company's main office in downtown Elmira.

NEW ITHACA BRANCH TO BE BUILT AT COMMUNITY CORNERS.

July 1, 2008 marked the day that the "ground was broken" for a new, free standing, Chemung Canal branch at Community Corners in the Village of Cayuga Heights in Tompkins County.

The new office, located at the corner of Hanshaw and Pleasant Grove Roads, takes the place of CCTC's original Community Corners office, which was located just across the parking lot, in the Community Corners plaza.

"Our initial entry into Tompkins County was in October 2005 at our former Community Corners location," said Ronald M. Bentley, President and Chief Executive Officer of Chemung Canal Trust Company, "as a result of the wonderful reception we have received, it was necessary to increase the size of this branch to meet the needs of our expanding customer base."

The new 2,700 square feet Community Corners branch, which opened in January 2009, provides greater visibility and access for customers and features two drive up lanes and a drive up ATM. "Our extensive menu of products and services, offered by a highly trained and friendly staff, has prompted significant growth in our client base, and we believe the potential for further market penetration is considerable," Bentley said.

CHEMUNG FINANCIAL ANNOUNCES THE ACQUISITION OF THE BANK OF CANTON.

On December 17, 2008, Ron Bentley, President & CEO of Chemung Financial Corporation, and Kevin Rimmey, President & CEO of Canton Bancorp, Inc. announced that Chemung Financial had agreed to purchase all of the outstanding shares of Canton Bancorp, Inc. in an all cash deal expected to close in the 2nd quarter of 2009. Canton Bancorp, Inc. is the holding company for the Bank of Canton.

Founded in 1881, the Bank of Canton has approximately $80 million in assets, including a loan portfolio approximating $62 million and deposits of nearly $70 million. Upon completion of the transaction, all three of its offices, located in Canton, Towanda and Troy, PA, will become full service branches of Chemung Canal Trust Company (CCTC).

At the time of the announcement Mr. Rimmey said, "We are pleased to partner with a bank like Chemung Canal Trust Company, a community bank that shares our long and rich history of providing outstanding customer service. They've been successful, throughout their 175 year history, by developing and cultivating long term relationships with their customers. Their financial strength, their extensive list of products and services, including a full service trust and investment operation, will be a perfect fit for our customers and the communities that we serve."

Mr. Bentley added, "we are excited to become a part of the Canton, Towanda and Troy communities. We look forward to meeting the financial needs of the residents of the northern tier as well as continuing the long tradition of customer service, financial strength, and good corporate citizenship, that has helped define the Bank of Canton over the past 127 years."

Mission

The mission of Chemung Financial Corporation is to remain a strong and independent financial services organization creating value for shareholders, customers, employees and the communities where the company does business, while maintaining the highest standards of business ethics. Chemung Financial is a community-oriented, client-focused organization.

Vision

The vision of Chemung Financial Corporation is to be a high-performing community bank remaining true to our mission, and to become the company of choice for customers, employees and investors, and financial services companies seeking a partner.

Board of Directors

Robert E. Agan
Chairman Emeritus
Hardinge, Inc.

Ronald M. Bentley
President and Chief Executive Officer
Chemung Financial Corporation,
Chemung Canal Trust Company and
CFS Group, Inc.

David J. Dalrymple
Chairman of the Board
Chemung Financial Corporation,
Chemung Canal Trust Company and
President
Dalrymple Holding Corporation

Robert H. Dalrymple
Vice President and Secretary
Dalrymple Holding Corporation

Clover M. Drinkwater
Partner
Sayles & Evans

William D. Eggers
Senior Counsel
Nixon, Peabody, LLP

Stephen M. Lounsberry III
President
Applied Technology Manufacturing

Thomas K. Meier
President
Elmira College

Ralph H. Meyer
Retired President and Chief Executive Officer
Guthrie Healthcare System

John F. Potter
President
Seneca Beverage Corp.

Charles M. Streeter, Jr.
Retired President
Streeter Associates, Inc.

Richard W. Swan
Chairman of the Board
Swan and Sons-Morss Co. Inc.

Jan P. Updegraff
Retired President and Chief Executive Officer
Chemung Financial Corporation and
Chemung Canal Trust Company

Other Information

Dividend Investment and Stock Purchase Plan
Registered shareholders of Chemung Financial Corporation, through The Dividend Investment and Stock Purchase Plan, may invest their dividends or make quarterly cash payments to purchase additional stock of the Corporation. Shareholders not enrolled in the plan may receive a descriptive brochure and authorization card for the plan upon written request to the Corporation's secretary at the following address:

Chemung Financial Corporation
Attn: Corporate Secretary
P.O. Box 1522
Elmira, New York 14902-1522
www.chemungcanal.com

Form 10-K Annual Report
A copy of the Corporation's Form 10-K Annual Report is available without charge to shareholders after March 31, 2009 upon written request to the Corporation's secretary. A copy is also available on the Securities and Exchange Commission's website at www.sec.gov.

Annual Meeting
The Annual Meeting of Shareholders will be held on Wednesday, May 6, 2009 at 2:00pm at the downtown Holiday Inn, Elmira — Riverview.

CHEMUNG CANAL TRUST COMPANY & CFS GROUP, INC. OFFICERS

EXECUTIVE MANAGEMENT TEAM

Ronald M. Bentley
President & Chief
Executive Officer

John R. Battersby, Jr.
Executive Vice President,
Chief Financial Officer
& Treasurer

James E. Corey, III
Executive Vice President,
Chief Risk Officer &
CanalCare Executive

Melinda A. Sartori
Executive Vice President
Trust & Investment Services

Jane H. Adamy
Senior Vice President,
Corporate Secretary &
Trust Compliance Officer

Richard G. Carr
Senior Vice President
Business Client Services

Michael J. Crimmins
Senior Vice President
Support Services

Louis C. DiFabio
Senior Vice President
Retail Client Services

Linda M. Struble
Senior Vice President
Human Resources

Norman R. Ward
Senior Vice President &
Auditor

Michael J. Wayne*
Senior Vice President &
Director of Marketing

SENIOR VICE PRESIDENTS

Elizabeth T. Dalrymple
Trust & Estate Administration

Douglas R. Johnson
Regional Trust Executive

Thomas J. Whitaker
Finance

Thomas W. Wirth, CFA
Trust Investment Services

VICE PRESIDENTS

Deborah A. Adams
Compliance & CRA

Joseph W. Ahern
Regional Trust Officer

Yvonne L. Albee
Trust Operations

Ronald E. Allison
Community Relations

Judy L. Barton
Bank Operations

Douglas F. Bissonette
Trust & Estate Administration

Michael D. Blatt, CFA
Trust Investment Services

Rose J. Catalano
Corporate Architect

Catherine B. Crandall
Trust & Estate Administration

Larry G. Denniston
Regional Investment Officer

Leslie J. Distin
Regional Trust Officer

Daniel R. Donovan
Consumer Loans

Lucimar Foo-Siam Escudero
Loan Review

Alex A. Gilliam
Business Development

Marianne T. Kalec
Real Estate Lending

Pamela A. Kelley
Regional Trust Officer

Celeste D. Knickerbocker
Finance

John E. Kravec
BSA/AML Officer

Ronald W. Lesch
Regional Commercial
Loan Executive

Christopher B. Loughridge
Trust Investment Services

Audrey Manchester
Branch Administration

Brendan P. McCormick
Commercial Credit

Joseph H. Perry
Ithaca Region

Robert M. Pichette
Commercial Lending Manager

Ronald W. Poole
Commercial Lending

James D. Ripley
Logistical Support

Robert A. Roemmelt, Jr.
Arnot Road Branch Manager

Larry W. Rudawsky
Retirement Services Group

John J. Sentigar
Information Technology
Manager

Jacqueline L. Stevens
Branch Administration

ASSISTANT VICE PRESIDENTS

Michael J. Battersby
Horseheads Branch Manager

Nancy J. Battersby
Trust & Estate Administration

Pamela D. Burns
Human Resources

Richard W. Carroll
Watkins Glen Branch Manager

Gary K. Earley
Trust & Estate Administration

Constance L. English
Corning Branch Manager

Christopher J. Giammichele
Commercial Lending

Jeffrey L. Greuber
Commercial Lending

Sandra L. Grooms
The Station (Ithaca)
Branch Manager

Craig B. Heffner
Commercial Lending

Scott T. Heffner
Marketing

Megan B. Horton
Owego Branch Manager

Mary L. Keefe
e-Business Services

Matthew T. Keefe
Information Technology

Michael S. Lares
Trust Investment Services

Sandra J. Martinichio
Trust Tax Services

Eileen M. McCarthy
Trust & Investment
Administrative Services

Tina M. McGurgan
Information Technology

Mary Anne Narosky
Business Client Services

Debra A. Newcomer
Main Office Branch Manager

Kerry L. Oetting,
CPC, QPA, QKA
Retirement Services Group

John J. Pribulick
Business Credit Cards

Joan M. Smith
Finance

Debra L. Stanton, CFSA
Audit

Theresa A. Wagner
Deposit Operations

David A. Wakeman
Resource Recovery

ASSISTANT TREASURERS

John H. Brand**
Trust Investment Services

Donna M. Coles
Elmira Heights Branch Manager

Alison J. Conklin-DeVita
Waverly Branch Manager

Deborah A. Cram
Southport Branch Manager

Cheryl A. DeBlock
Vestal Branch Manager

Karen A. Dimmick
Westside (Elmira) Branch Manager

Jennifer DiTomasso
Bath Branch Manager

Tina M. Sabina
Real Estate Lending

Sheryl J. Scott
Big Flats Branch Manager

Jennifer Sczepanski
Community Corners (Ithaca)
Branch Manager

Todd N. Trencansky
Tioga (Owego) Branch Manager

Charolette R. Truxal
Oakdale Mall Branch Manager

Sheila A. Washburn
Bank Operations

Linda L. Wead
Montour Falls Branch Manager

Jean A. Wise
Painted Post Branch Manager

Joan M. Wittig-Smith, CFSA, CFAP
Audit

CFS GROUP, INC.

Joseph M. Cascio, Sr.
Vice President & Group Manager

*Elected Senior Vice President 1/21/2009
**Elected Assistant Treasurer 2/18/2009

OFFICE LOCATIONS

Main Office: One Chemung Canal Plaza, Elmira
Bath: 410 W. Morris St.
Big Flats: 437 Maple St.
Binghamton Office: 127 Court St.
Canton, PA: 5 West Main St.**
Corning: 149 W. Market St.
Elmira: 628 W. Church St.
Elmira Heights: 100 W. McCann's Blvd.
Herkimer: 219 N. Prospect St.*
Horseheads: 602 S. Main St.
Horseheads: Arnot Road 29 Arnot Rd.
Ithaca: The Station, 806 W. Buffalo St.
Ithaca: Community Corners, 909 Hanshaw Rd.
Johnson City: Oakdale Mall, 601-635 Harry L. Dr.
Montour Falls: 303 W. Main St.
Owego: 203 Main St.
Owego: 1054 State Route 17C
Painted Post: 243 N. Hamilton St.
Southport: 951 Pennsylvania Ave., Elmira
Towanda, PA: 304 Main St.**
Troy, PA: 410 Canton St.**
Vestal: 100 Rano Blvd.
Watkins Glen: 318 N. Franklin St.
Waverly: 405 Chemung St.

GENERAL INFORMATION

607·737·3711 800·836·3711
chemungcanal.com

All locations, except Trust & Investment offices, offer 24-hour ATM services. For office hours and a list of all Chemung Canal Trust Company ATMs, please visit our website at chemungcanal.com.

*Trust & Investment Office
**Effective May 31, 2009


Member FDIC Equal Housing Lender


Chemung Canal
Trust Company

Building relationships since 1833